Nuvve Holding Corp.
2488 Historic Decatur Road, Suite 230

San Diego, California 92106

January 8, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Nuvve Holding Corp. Request for Withdrawal of Registration Statement on Form S-1

File No. 333-289632

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-289632) filed with the Securities and Exchange Commission (the “Commission”) by Nuvve Holding Corp. (the “Company”) on August 15, 2025 (with all exhibits thereto, the “Registration Statement”). Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement, effective immediately.

The Company has determined not to pursue, at this time, the contemplated resale from time to time by certain selling stockholders of shares of the Company’s common stock, issuable upon exercise of certain warrants, to which the Registration Statement relates. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing the Registration Statement. However, the Company respectfully requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement the Company may file with the Commission.

We request that the Commission issue an order granting the withdrawal of the Registration Statement and provide a copy thereof to our counsel Alan A. Lanis, Jr. of Baker & Hostetler LLP by email at jrlanis@bakerlaw.com as soon as it is available.

If you have any questions regarding this request, please contact Alan A. Lanis, Jr. of Baker & Hostetler LLP at (310) 442-8850.

Very truly yours,

NUVVE HOLDING CORP.

By:	/s/ Gregory Poilasne
Gregory Poilasne
Chief Executive Officer